[redacted]

10026848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CERTIGROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 GULF OF MEXICO BLVD.
(No. and Street)

MARATHON (City) FLORIDA (State) 33050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN WERBNER (800) 324-6982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI FLORIDA 33144
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, NORMAN WERBNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CERTIGROUP, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARIA GARCIA
Notary Public - State of Florida
My Commission Expires Mar 26, 2010
Commission # DD 533312
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIGROUP, INC.

BALANCE SHEET

DECEMBER 31, 2009

ASSETS

Cash and Cash Equivalents	$ 91,982	
Certificates of Deposit, Maturing Through May, 2011	403,264	
Accounts Receivable	25,538	
Prepaid Insurance	12,711	
Property and Equipment, net of Accumulated Depreciation of $ 11,013	1,380	
TOTAL ASSETS		$ 534,875

LIABILITIES AND STOCKHOLDER'S EQUITY

Subordinated Debentures Payable to Stockholder Due on December 31, 2012	$ 350,000	
Total Liabilities		$ 350,000
STOCKHOLDER'S EQUITY		
Common Stock, $.10 par value, Authorized, Issued and Outstanding 100,000 shares	$ 10,000	
Retained Earnings	174,875	
Total Stockholder's Equity		184,875
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 534,875

Subject to Comments in Attached Letter and Notes to Financial Statements.

CERTIGROUP, INC.

NOTES TO BALANCE SHEET

DECEMBER 31, 2009

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Texas on February 28, 1980 under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998 to Certigroup, Inc. The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios.

Accounts Receivable - The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Company management is not aware of any significant concentrations of credit or market risk related tp receivables or other financial instruments reported in these financial statements.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight line method of depreciation at rates calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

CERTIGROUP, INC.

NOTES TO BALANCE SHEET

DECEMBER 31, 2009

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at one commercial banks.

Income Taxes - No provision for income taxes has been provided as the Company and its stockholder have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholder is liable for individual taxes on their respective share of the corporation's taxable income.

Use of Estimates - The balance sheet has been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In June, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification was issued to be the source of authoritative U.S. generally accepted accounting principles (GAAP) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification does not change or alter existing GAAP and there is no expected impact on the Company's balance sheet.

Fair Value Measurement - In September 2006, the FASB issued an accounting standard which defines fair value and applies to other accounting pronouncements that require or permit fair value measurements. This standard was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company's balance sheet.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued an accounting standard allowing entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the standard specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The standard did not have an impact on the Company's balance sheet, since the Company elected not to adopt this statement.

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's balance sheet.

NOTE 2 - SUBORDINATED DEBENTURES

Norman Werbner, the 100% owner and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company on June 17, 1998, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. The Financial Industry Regulatory Authority (FINRA) accepted an extension of the maturity date to December 31, 2012 on December 31, 2007. Interest on this subordinated debenture is 18% per annum and is payable monthly.

Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company on November 29, 2004, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. FINRA accepted the extension of the maturity date to December 31, 2012 on December 21, 2007. Interest on this subordinated debenture is 18% per annum and is payable monthly.

CERTIGROUP, INC.

BALANCE SHEET

DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

CERTIGROUP, INC.

BALANCE SHEET

DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

January 28, 2010

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Certigroup, Inc.

We have audited the accompanying balance sheet of Certigroup, Inc. (a Texas corporation) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2009, in conformity with United States generally accepted accounting principles.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax